UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

E-House (China) Enterprise Holdings Limited

11/F, Qiushi Building

No. 785 Guangzhong Road

Jiang’an District, Shanghai 200072

People’s Republic of China

Phone: 86 21 6086 8011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.
Shu Du, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP
 c/o 42/F, Edinburgh Tower, The Landmark
 15 Queen’s Road Central
Hong Kong
 +852 3740-4700

November 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 This statement on Schedule 13D (the “Schedule 13D”) is an initial Schedule 13D filing on behalf of E-House (China) Enterprise Holdings Limited (“E-House Enterprise”) with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**          This CUSIP number applies to the American depositary shares of the Issuer, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	NAMES OF REPORTING PERSONS E-House (China) Enterprise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,401,247 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,401,247 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,401,247 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1% [1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1                                         This calculation is based on 136,303,688 Ordinary Shares outstanding as of November 4, 2020 (excluding 3,749,065 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

Item 1.                                 Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer.

American depositary shares of the Issuer, each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “LEJU.”

The principal executive offices of the Issuer are located at Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China.

Item 2.                               Identity and Background

This Schedule 13D is being filed on behalf of E-House Enterprise (the “Reporting Person”).

(a)–(c), (f) E-House Enterprise is a company registered in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048). E-House Enterprise is principally engaged in investment holding. The principal executive offices of E-House Enterprise are located at 11/F, Qiushi Building, No. 785 Guangzhong Road, Jiang’an District, Shanghai 200072, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of E-House Enterprise are set forth on Schedule A-1 hereto and are incorporated herein by reference.

(d), (e) During the last five years, the Reporting Person or, to the best of its knowledge, any of the persons listed on Schedule A-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

On November 4, 2020, E-House Enterprise completed the acquisition of an aggregate of 56.1% interest in the issued share capital of the Issuer. E-House Enterprise purchased (i) 51,925,996 Ordinary Shares of the Issuer from Mr. Xin Zhou and certain of his affiliated entities (the “Zhou Parties”) by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Shares”), and (ii) 24,475,251 Ordinary Shares of the Issuer from the Sina Corporation and an affiliated entity thereof (the “SINA Parties”) by issuing to the SINA Parties 78,676,790 E-House Shares. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 Ordinary Shares of the Issuer.

Item 4.                                 Purpose of Transaction

The Reporting Person reviews its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Person and other investment considerations, the Reporting Person may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.                               Interest in Securities of the Issuer

(a)–(b)           The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

E-House Enterprise acquired the beneficial ownership of 76,401,247 Ordinary Shares, representing approximately 56.1% of the total issued and outstanding Ordinary Shares.

The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Enterprise is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 136,303,688 Ordinary Shares outstanding as of November 4, 2020 (excluding 3,749,065 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan).

(c)                                  Except as described in this Schedule 13D, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A-1 hereto, has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)                               Not applicable.

(e)                                Not applicable.

ITEM 6.                                                Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

A copy of the equity transfer agreement between the Reporting Person and the Zhou Parties is attached hereto as Exhibit 7.01 and is incorporated by reference herein. A copy of the equity transfer agreement between the Reporting Person and the SINA Parties is attached hereto as Exhibit 7.02 and is incorporated by reference herein.

ITEM 7.                                              Material to be Filed as Exhibits.

Exhibit 7.01                              Equity Transfer Agreement by and among E-House (China) Enterprise Holdings Limited, Zhou Xin, On Chance Inc., Kanrich Holdings Limited, Jun Heng Investment Limited and E-House (China) Holdings Limited, dated July 31, 2020

Exhibit 7.02                              Equity Transfer Agreement by and among E-House (China) Enterprise Holdings Limited, Sina Corporation and MemeStar Limited, dated July 31, 2020

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

E-House (China) Enterprise Holdings Limited

By:	/s/ Liang Zhou
Name: Liang Zhou
Title: Authorized Representative

SCHEDULE A-1

Directors and Executive Officers of E-House Enterprise

Name	Position with E-House Enterprise	Present Principal Occupation	Business Address	Citizenship

Zhou Xin	Chairman, Executive director	—	1	Chinese (Hong Kong)

Huang Canhao	Vice-Chairman, Executive director	—	1	Chinese (Hong Kong)

Cheng Li-Lan	Executive director	—	1	United States of America

Ding Zuyu	Chief Executive Officer, Executive director	—	1	Chinese

Li Silong	Non-executive director	General manager of the venture capital department at the headquarters of Country Garden Holdings Company Limited	2	Chinese

Zhang Hai	Non-executive director	Senior vice president of China Vanke Co., Ltd.	3	Chinese

Xie Mei	Non-executive director	Executive Director and chief executive of Overseas Chinese Town (Asia) Holdings limited	4	Chinese

Huang Haojun	Non-executive director	Assistant to the general manager (Shenzhen) of the investment management centre at the headquarters of China Evergrande Group	5	Chinese

Zhang Bang	Independent non-executive director	Chief corporate officer of Octave (Shanghai) Enterprise Management Company Limited	6	Chinese

Zhu Hongchao	Independent non-executive director	Head of office and senior partner at Shanghai United Law Firm	7	Chinese

Wang Liqun	Independent non-executive director	Chairman and founder of Stone Capital Co., Ltd.	8	Chinese

Li Jin	Independent non-executive director	Vice President of Guangzhou Shenba Information Technology Co., Ltd.	9	Chinese (Hong Kong)

1. The business address of Mr. Zhou Xin, Mr. Huang Canhao, Dr. Cheng Li-Lan and Dr. Ding Zuyu is 11/F, Qiushi Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, China.

2. The business address of Mr. Li Silong is No.1 Country Garden Road, Beijiao, Shunde District, Foshan, Guangdong Province, China.

3. The business address of Mr. Zhang Hai is L9 T3 No.988 Shenchang Rd, Minhang District, Shanghai, China

4. The business address of Ms. Xie Mei is 3/F, Jacaranda IBC, OCT Harbour, Baishi Rd, Shenzhen, Guangdong Province, China.

5. The business address of Mr. Huang Haojun is 38/F, 1126 Haide 3rd Rd., Shenzhen, Guangdong Province, China.

6. The business address of Mr. Zhang Bang is 5/F, No. 20 Donghu Road, Xuhui District, Shanghai, China.

7. The business address of Mr. Zhu Hongchao is Room 1702, Bund Center, No.222 Yan’an East Road, Huangpu District, Shanghai, China.

8. The business address of Mr. Wang Liqun is Shanghai Stonecapital Ltd., No. 4, Lane 163 Maoming South Road, Huangpu District, Shanghai, China.

9. The business address of Mr. Li Jin is 9/F, T1, Poly International Plaza, No. 45 Dawangjing Business District, Chaoyang District, Beijing, China.

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Enterprise

	Ordinary Shares Beneficially Owned
	Number	% (1)
Directors and Executive Officers

Zhou Xin	220,000	0.2%

Huang Canhao	87,500	0.1%

Cheng Li-Lan	394,835	0.3%

Ding Zuyu	21,667	0.0%

Li Silong	—	—

Zhang Hai	—	—

Xie Mei	—	—

Huang Haojun	—	—

Zhang Bang	—	—

Zhu Hongchao	78,414	0.1%

Wang Liqun	—	—

Li Jin	101,664	0.1%

(1)                                 For each person included in this table, the percentage of beneficial ownership is calculated based on 136,303,688 Ordinary Shares outstanding as of November 4, 2020 (excluding 3,749,065 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan)